Exhibit 99.20

CONSENT OF KEVIN MARTINA

March 31, 2023

VIA EDGAR

United States Securities and Exchange Commission

Re:	Lithium Americas Corp. (the “Company”)
Annual Report on Form 40-F of the Company for the year ended December 31, 2022 (the “Form 40-F)

I, Kevin Martina, hereby consent to the use of my name in connection with reference to my involvement in the preparation of the following technical report ("the Technical Report"):

•
Technical Report titled "Feasibility Study National Instrument 43-101 Technical Report for the Thacker Pass Project, Humboldt County, Nevada, USA" with an effective date of November 2, 2022 and to references to the sections of the Technical Report that I am responsible for preparing, or portions thereof, in the Form 40-F and the exhibits filed with the Form 40-F, which is being filed pursuant to the Securities Exchange Act of 1934, as amended, and to the inclusion or incorporation by reference of the information derived from the sections of the Technical Report that I am responsible for preparing in the Form 40-F.

I also hereby consent to the use of my name in connection with reference to my involvement in the preparation of the Technical Report, to references to the sections of the Technical Report that I am responsible for preparing, or portions thereof, and to the inclusion or incorporation by reference of the information derived from the sections of the Technical Report that I am responsible for preparing in the registration statements (No. 333-238142 and No. 333-227816) on Form S-8 and the registration statement (No. 333-269649) on Form F-10.

/s/ Kevin Martina
Kevin Martina